Obtaining Control of Credit Suisse Floating Rate High Income Fund A

As of October 31, 2012, Pershing ("Shareholder") owned 3,829,248 shares of the Fund, which represented less than 25% of the outstanding share. As of April 30, 2013, Pershing owned 10,332,342 shares of the Fund, which represented 27.08% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund